EXHIBIT 12

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations before provision for income taxes and noncontrolling interests	$56	$4,635	$(15,585)	$591	$2,273	$(18,308)
Add:
Interest on indebtedness	8,891	37,203	32,266	29,991	30,525	30,737
Amortization of debt expense and premium	692	1,828	745	1,253	1,278	1,251
Interest component of operating leases	77	264	227	220	182	226
	$9,716	$43,930	$17,653	$32,055	$34,258	$13,906

Fixed charges
Interest on indebtedness	$8,891	$37,203	$32,266	$29,991	$30,525	$30,737
Amortization of debt expense and premium	692	1,828	745	1,253	1,278	1,251
Interest component of operating leases	77	264	227	220	182	226
	$9,660	$39,295	$33,238	$31,464	$31,985	$32,214

Ratio of earnings to fixed charges	1.01	1.12		1.02	1.07

Deficit (Fixed charges)			$15,585			$18,308